PRESS RELEASE

Sanofi successfully prices USD 1.5 billion bond issue

Paris, France - April 4, 2013 - Sanofi (EURONEXT: SAN and NYSE: SNY) announces that it has successfully priced its offering of USD 1.5 billion of notes denominated in US dollars, due April 10, 2018, bearing interest at an annual rate of 1.25%.

The offer was made pursuant to Sanofi’s shelf registration statement filed with the US Securities and Exchange Commission on March 11, 2013.

Sanofi intends to use the net proceeds of the offering for general corporate purposes, including the repayment of existing borrowings.

BofA Merrill Lynch, Barclays, Deutsche Bank and J.P Morgan acted as joint book-running managers for the offering. Credit Agricole CIB, Citi and HSBC were co-lead managers for the offering.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained, subject to applicable law, from Sanofi, 54, rue la Boétie, 75008, Paris, France.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) other than individuals, in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D.744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

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Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi‘s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information:

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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